Filed by NTL Incorporated
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(j)
of the Securities and Exchange Act of 1934

Subject Company: NTL Incorporated
Commission File No.: 000-22616

Creating Cable History
Jim Mooney and Cob Stenham

Forward-Looking Statements
Certain statements in this document regarding the proposed transaction between ntl Incorporated ("ntl") and
Telewest Global, Inc. ("Telewest"), the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company and products and any other statements regarding Telewest's or ntl's future expectations, beliefs, goals or prospects constitute forward-looking statements as that term is defined in the U.S. Private Securities Litigation Reform
Act of 1995.  When used in this document, the words "believe", "anticipate", "should", "intend", "plan", "will",
"expects", "estimates", "projects", "positioned", "strategy", and similar expressions or statements that are not historical facts, in each case as they relate to ntl and Telewest, the management of either such company or the proposed transaction, are intended to identify those expressions or statements as forward-looking statements. In addition to the risks and uncertainties noted in this document, there are certain factors, risks and uncertainties that could cause actual results to differ materially from those anticipated by some of the statements made, many of which are beyond the control of ntl and Telewest. These include: (1) the failure to obtain and retain expected synergies from the proposed transaction, (2) rates of success in executing, managing and integrating key acquisitions, including the proposed acquisition, (3) the ability to achieve business plans for the combined company, (4) the ability to manage and maintain key customer relationships, (5) delays in obtaining, or adverse conditions contained in, any regulatory or third-party approvals in connection with the proposed acquisition, (6) availability and cost of capital, (7) the ability to manage regulatory, tax and legal matters, and to resolve pending matters within current estimates, (8) other similar factors, and (9) the risk factors summarized and explained in our Form 10-K. For additional information concerning factors that could cause actual results to materially differ from those projected herein,  please refer to our most recent Form 10-K, 10-Q and 8-K reports.

CABLE GIANTS MERGE TO TAKE ON SKY

NTL to Buy Telewest Global Creating a Telecom Triple Play

Cables to connect at last

Focus on next steps

o    The challenge
     -  To completion and beyond
     -  The best of both
     -  Collaboration
     -  A successful integration

Focus on next steps

o    Our people
     -  Our approach is clear
     -  Rigorous process
     -  Retain talent
     -  Opportunities in an a larger company

Agenda

o    A strong story
o    What happens next
o    Taking our people with us
o    Q&A
o    Drinks & canapes

Telewest Evolution

Restructure Balance Sheet

- £3.8bn debt for equity restructuring
- £1.8bn bank refinancing
- Reduced interest expense significantly
- Reduced leverage significantly
- Reduced Capex from £677m to £225m

Restructure Operations & Improve Efficiencies

- Billing systems: 3 to 2
- 2,000 headcount reduction
- Significantly reduced fault rates
- 90% digital TV customers
- Re-organisation and refocus of Business Division
- EBITDA margins increased from 28% to 40%
- Tighter approach to credit control

Drive Customer Value

- Marketing focus on triples
- Churn from 1.5% to as low as 1%
- 33% triple play, and growing
- 40% triples at point of sale
- Maintained ARPU at c£45
- Flextech Ad revenues up 14% pa
- Enhance product offerings
  - VOD
  - 10 MB BB
  - Ethernet
  - PC Guard

Telewest ntl: Together. Stronger.

ntl Evolution

Restructure Balance Sheet & Corporate Portfolio	Restructure Operations & Improve Efficiencies	Drive Customer Value	Leverage Scale	Next Steps
➢ Rights offering and refinancing ➢ Sale of Broadcast and Ireland ➢ Interest expense halved ➢ Leverage more than halved ➢ Debt maturity extended by 5 years	➢ Call centres: 13 to 3 ➢ Billing systems: 12 to 3 ➢ 3,000 headcount reduction ➢ Single national structure ➢ OCF[1] margins improved from 28% to 34%[2]	➢ Marketing focus on triples ➢ 25% triple play, and growing ➢ 15% triples at point of sale, and growing ➢ Enhance product offerings ▪ VOD ▪ 10 MB BB ▪ Ethernet	➢ Focus on cable ➢ Telewest acquisition ➢ ≈ 5m customers and ≈ 10m RGUs ➢ Leading triple play service provider in UK	➢ PVR ➢ HDTV ➢ VoIP ➢ Mobility ➢ Off-net ➢ Content

(1) Defined as operating income before depreciation, amortization and other charges.
(2) From Q1 2003 to Q2 2005.

Telewest ntl: Together. Stronger.

Illustrative comparative data (1) - ntl

•	Footnotes for ntl & Telewest comparative data
	–	(1) Illustrative comparative data compiled from publicly available information. The two companies did not necessarily use the same terminology or methodology in preparing this data.
	–	(2) LTM represents the twelve months ended June 30, 2005
–	(3) ntl uses Operating income before depreciation, amortization and other charges (OCF) and Telewest uses Adjusted EBITDA. These terms are non-US GAAP measures and may not be calculated in the same manner. No adjustments have been made for accounting policy differences or for inter-company transactions. Fresh start accounting applied on exit from financial restructuring by ntl in Jan 03 and Telewest in July 04.
	–	(4) OCF less Fixed Asset Additions.

Illustrative comparative data (1) - ntl

•	Footnotes for ntl & Telewest comparative data
	–	(1) Illustrative comparative data compiled from publicly available information. The two companies did not necessarily use the same terminology or methodology in preparing this data.
	–	(2) LTM represents the twelve months ended June 30, 2005
–	(3) ntl uses Operating income before depreciation, amortization and other charges (OCF) and Telewest uses Adjusted EBITDA. These terms are non-US GAAP measures and may not be calculated in the same manner. No adjustments have been made for accounting policy differences or for inter-company transactions. Fresh start accounting applied on exit from financial restructuring by ntl in Jan 03 and Telewest in July 04.
	–	(4) OCF less Fixed Asset Additions.

Illustrative comparative data (1) - Telewest

•	Footnotes for ntl & Telewest comparative data
	–	(1) Illustrative comparative data compiled from publicly available information. The two companies did not necessarily use the same terminology or methodology in preparing this data.
	–	(2) LTM represents the twelve months ended June 30, 2005
–	(3) ntl uses Operating income before depreciation, amortization and other charges (OCF) and Telewest uses Adjusted EBITDA. These terms are non-US GAAP measures and may not be calculated in the same manner. No adjustments have been made for accounting policy differences or for inter-company transactions. Fresh start accounting applied on exit from financial restructuring by ntl in Jan 03 and Telewest in July 04.
	–	(4) Adjusted EBITDA less Fixed Asset Additions.
	–	(5) Telewest LTM includes £20m from VAT recovery and rates rebate in Q205. Sit-up consolidated from May 13, 2005.

Stock Price Performance

Additional Information and Where to Find it
This filing may be deemed to be solicitation material in respect of the proposed merger of ntl and Telewest.
In connection with the proposed merger, ntl and Telewest will file a joint proxy statement / prospectus with the U.S. Securities and Exchange Commission (the "SEC").  INVESTORS AND SECURITY HOLDERS OF NTL AND TELEWEST
ARE ADVISED TO READ THE JOINT PROXY STATEMENT / PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE
SEC WHEN THEY BECOME AVAILABLE BECAUSE THOSE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED
MERGER.  The final joint proxy statement / prospectus will be mailed to stockholders of ntl and Telewest.
Investors and security holders may obtain a free copy of the joint proxy statement / prospectus, when it becomes available, and other documents filed by ntl and Telewest with the SEC, at the SEC's web site at
http://www.sec.gov.  Free copies of the joint proxy statement / prospectus, when it becomes available, and each company's other filings with the SEC may also be obtained from the respective companies.  Free copies of ntl's filings may be obtained by directing a request to ntl Incorporated, 909 Third Avenue, Suite 2863, New
York, New York 10022, Attention: Investor Relations.  Free copies of Telewest's filings may be obtained by directing a request to Telewest Global, Inc., 160 Great Portland Street, London W1W 5QA, United Kingdom,
Attention: Investor Relations.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.
Participants in the Solicitation
ntl, Telewest and their respective directors, executive officers and other members of their management and employees may be deemed to be soliciting proxies from their respective stockholders in favour of the merger.
Information regarding ntl's directors and executive officers is available in ntl's proxy statement for its
2005 annual meeting of stockholders, which was filed with the SEC on April 5, 2005. Information regarding
Telewest's directors and executive officers is available in Telewest's proxy statement for its 2005 annual meeting of stockholders, while was filed with the SEC on April 11, 2005. Additional information regarding the interests of such potential participants will be included in the joint proxy statement / prospectus and the other relevant documents filed with the SEC when they become available.

                                                   Taking our people with us

                                  Neil Berkett

                           Forward-Looking Statements

Certain statements in this document regarding the proposed transaction between ntl Incorporated ("ntl") and Telewest Global, Inc. ("Telewest"), the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company and products and any other statements regarding Telewest's or ntl's future expectations, beliefs, goals or prospects constitute forward-looking statements as that term is defined in the U.S. Private
Securities Litigation Reform Act of 1995. When used in this document, the words
"believe", "anticipate", "should", "intend", "plan", "will", "expects",
"estimates", "projects", "positioned", "strategy", and similar expressions or statements that are not historical facts, in each case as they relate to ntl and
Telewest, the management of either such company or the proposed transaction, are intended to identify those expressions or statements as forward-looking statements. In addition to the risks and uncertainties noted in this document, there are certain factors, risks and uncertainties that could cause actual results to differ materially from those anticipated by some of the statements made, many of which are beyond the control of ntl and Telewest. These include:
(1) the failure to obtain and retain expected synergies from the proposed transaction, (2) rates of success in executing, managing and integrating key acquisitions, including the proposed acquisition, (3) the ability to achieve business plans for the combined company, (4) the ability to manage and maintain key customer relationships, (5) delays in obtaining, or adverse conditions contained in, any regulatory or third-party approvals in connection with the proposed acquisition, (6) availability and cost of capital, (7) the ability to manage regulatory, tax and legal matters, and to resolve pending matters within current estimates, (8) other similar factors, and (9) the risk factors summarized and explained in our Form 10-K. For additional information concerning factors that could cause actual results to materially differ from those projected herein, please refer to our most recent Form 10-K, 10-Q and 8-K reports.

                                Why mergers fail

Business issues or other

Poor management

Poor communication

Corporate cultural
clashes

Lack of employee
support

Source: The Art of M&A Integration, industry literature, Roffey Park Management
Institute, McKinsey (quoted by Robin Andrews & Desiree Sylvester at IABC 2005)

We've just heard a lot about the `things'
that have to happen to bring these two
organisations together.

From the outside in, strikes me that both
organisations are extremely good at rising to
the occasion & delivering - rolling their
sleeves up & just getting on it. You're
certainly not unnerved at the sight of those
huge projects like integrating the network,
bringing together systems, maybe
rationalising the property portfolio.

What I want to focus on is the PEOPLE side of
the equation. You probably all know about
these sort of statistics that say 60% of M&A
actually destroy value in organisations. And
the reason mergers fail is partly because of
process/business issues - bad management,
basically - but it's also about 50% due to
people issues.

Somebody said to me that these sorts of stats
are worthless - it's common sense that you
need to look after the people issues in this
sort of process. But whilst we all might know
it's common sense, the question is, do we
actually give it the attention it deserves?
Or do we focus on what we may see as the
`more difficult' issues such as systems and
network integration, and almost by default,
not focus quite so much on what we might see
as the `easier' people piece - particularly
when you've been through such large scale
change before.

There was a lot of energy put into making the
announcement last week and making sure
colleagues and associates were clear about
what it meant. But really as far as our
people were concerned, that WAS almost the
easy part. And now the challenge begins.

NTL and Telewest's long engagement

                      NTL & TELEWEST FINALLY TIE THE KNOT

A marriage made in heaven?

Seven features of great companies

o    Structure drives strategy

o    Sense of urgency

o    Culture of excellence

o    Really big goals

o    Disciplined about decision-making

o    Clear ownership and accountability

o    Superior execution

Our guiding principles

o    fact based decision making

o    cultural issues a high priority

o    keep our focus on the customer

o    maintain high standards in day to day operations

o    regular communication

o    decide senior management team early to provide clarity

Making people issues a priority

Three common characteristics of great leaders

Love

Truth

Power

Staying focused on our customers, maintaining operational standards

Communication

o    A lot of questions we cant answer

o    Legal restrictions on what we can say

o    People must get the facts from us

o    Clear sources of information

o    Regular updates

o    You know your people best

Leadership Appointments

o    Selection of Senior Leadership before closing

o    Objective process using external specialists

o    Competency-based

o    Equitable and fair

o    Open and transparent

o    Strict governance

Long Term Incentive Plan (LTIP)

o    Annual grant of options based on 50% of base salary (on target)

     -    Vesting over five years

     -    No performance conditions

o    Annual grant of restricted stock based on 50% of base salary (on target)

     -    Three year vesting

     -    Performance conditions

Our guiding principles

o    cultural issues a high priority

o    keep our focus on the customer

o    maintain high standards in day to day operations

o    regular communication

o    decide senior management team early to provide clarity

                           Taking our people with us

                                  Neil Berkett

Additional Information and Where to Find it

This filing may be deemed to be solicitation material in respect of the proposed merger of ntl and Telewest. In connection with the proposed merger, ntl and
Telewest will file a joint proxy statement / prospectus with the U.S. Securities and Exchange Commission (the "SEC"). INVESTORS AND SECURITY HOLDERS OF NTL AND
TELEWEST ARE ADVISED TO READ THE JOINT PROXY STATEMENT / PROSPECTUS AND ANY
OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE
THOSE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.
The final joint proxy statement / prospectus will be mailed to stockholders of ntl and Telewest. Investors and security holders may obtain a free copy of the joint proxy statement / prospectus, when it becomes available, and other documents filed by ntl and Telewest with the SEC, at the SEC's web site at
http://www.sec.gov . Free copies of the joint proxy statement / prospectus, when it becomes available, and each company's other filings with the SEC may also be obtained from the respective companies. Free copies of ntl's filings may be obtained by directing a request to ntl Incorporated, 909 Third Avenue, Suite
2863, New York, New York 10022, Attention: Investor Relations. Free copies of
Telewest's filings may be obtained by directing a request to Telewest Global,
Inc., 160 Great Portland Street, London W1W 5QA, United Kingdom, Attention:
Investor Relations. This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Solicitation

ntl, Telewest and their respective directors, executive officers and other members of their management and employees may be deemed to be soliciting proxies from their respective stockholders in favour of the merger. Information regarding ntl's directors and executive officers is available in ntl's proxy statement for its 2005 annual meeting of stockholders, which was filed with the
SEC on April 5, 2005. Information regarding Telewest's directors and executive officers is available in Telewest's proxy statement for its 2005 annual meeting of stockholders, while was filed with the SEC on April 11, 2005. Additional information regarding the interests of such potential participants will be included in the joint proxy statement / prospectus and the other relevant documents filed with the SEC when they become available.

Integration ...what happens next...
Shai Weiss / Neil Smith

Objectives Leverage increased scale to
accelerate growth Realise synergies against a
demanding set of targets Establish the
organisation, processes and systems to create
a leading communications and entertainment
company

Integration   Organisational   structure  Key
processes  Infrastructure and systems Culture
Synergies BAU

Timeline
                                                Pre-Collaborative
                                                     April - Sept
Plan
Estimate
Set-up
                                                    Collaborative
                              3-4 months
Validate Prioritise
Baseline plans
Resource
Implementation
                              6-18 months
Day One Execute
Control
Correct

Structure
               Board Committee
      Jim Mooney Simon Duffy Cob Stenham
Steering Group
Simon Duffy Neil Smith Neil Berkett Carolyn Walker
Jacques Kerrest Howard Watson Mike Riddle Shai Weiss
Merger Office
Neil Smith Shai Weiss
Workstreams
Support Functions
Consumer
Networks
Customer
Business
IT
Central Support
                                                                 Brand
OD
                                                                  HR
Day One
Purchasing
Internal Communications
                                                                People
                                                                Culture
Financial Planning
Legal

Involvement
People
                                   Steering Group
              10
                                    Merger Office
               5
                               Workstream Leaders
             15-30
                            Workstream Core Teams
c. 50
                                  Project Support
Broad

Classification
                         Synergy
Strategic
Operational
Benefit Financial Net
Time (3 years)

Operational
                          Reporting
                  Single ERP system
                        HR policies
                         Compliance

Synergy
Interconnect
                              Programming
                               Installs
Contact Centres
                              Purchasing

Strategic
                                                                Culture
                                                                 Brand
Portfolio Management
Single Billing Platform
                                                           Optimal Processes

Projects
                 Workstream       Number
Consumer                            17
Business                            4
Customer                            16
IT                                  14
Networks                            8
Central Support                     23
Purchasing                          5
Total                               87

Financial Highlights
                                     LTM
(pound)m                                                 Value
                              Combined(1, 2, 3)

OCF(4) - Fixed Asset
Additions                            705           c. 250

Implementation Costs                 ---           c. 250

Notes:

(1) Sit-up results consolidated from 13th May onwards

(2) As per  financials  restated  for sale of
Ireland  and  Broadcast,  for last 12  months
ending 30th June 2005

(3) Not adjusted for intercompany  amounts or
other  adjustments  that will be reflected in
pro forma  financial  statements  included in
the merger joint proxy  statement/prospectus.
Not adjusted for potential  accounting policy
differences  between  ntl  and  Telewest  (4)
Operating    income   before    depreciation,
amortisation and other charges (OCF)

Synergy Prioritisation

Sequencing  Enabling  Projects   Organisation
Design  Brand  Portfolio  Management  Network
Integration  Billing System Upgrade Dependent
projects

Implementation Phases
Day One
BAU
Collaborative
Operational necessities
"Quick win" synergies
Synergies
Long-term operating and strategic projects

Collaboration
Communication and Review
5 weeks
Review Validate Refine
Blueprint Development
5-7 weeks
Organisation design Prioritise Sequence
Implementation Planning
5-7 weeks
Implementation plans Day One projects Day One communication

30  Days   Kick-off   Sponsors   and  leaders
identified    Teams   fully   briefed   Joint
workstreams underway Work to date reviewed

Next Steps Workstream sponsors and leaders
identified and briefed - this week Workstream
team members appointed - next week Initial
workstream briefings - next week Commence
reviews of work to date -immediately
thereafter End of review period (first major
milestone) -week commencing November 14th

Competition Law and Merger Regulation - Until
closing, competition law and merger
regulation continue to apply to all
discussions between the two companies Avoid
De-Facto Merger - We can prepare for closing
but we cannot behave in a fashion that
implies a de-facto merger; the companies are
still independent Avoid Pricing Collusion -
Maintain confidential pricing information for
customers and suppliers Avoid Breach of
Confidentiality - Confidentiality clauses
should be respected Avoid Penalties - Fines
and criminal offences can still apply
notwithstanding the signing of the merger
agreement Questions should be directed to
Stephen Cook, Bryan Hall or Keith Monserrat
(or their teams)

Together. Stronger.